
May 8, 2024

Loriann Shelton
Sr. Vice President, Chief Operating Officer, Chief Financial Officer
VOXX International Corporation
2351 J. Lawson Boulevard
Orlando, FL 32824

      **Re: VOXX International Corporation**
          **Form 10-K for Fiscal Year Ended February 28, 2023**
          **Response dated April 25, 2024**
          **File No. 001-09532**

Dear Loriann Shelton:

      We have reviewed your April 25, 2024 response to our comment letter and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2024 letter.

Form 10-K for Fiscal Year Ended February 28, 2023

Note 2. Acquisitions
Onkyo, page 84

1.     We read your response to prior comment 3. As it relates to the call option agreement with the non-controlling interest holder, please tell us and disclose the terms of the call option agreement and whether the call option can be exercised when the redemption formula results in a negative amount.

Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services